Barrett S. DiPaolo

Senior Counsel

June 9, 2014

VIA EDGAR TRANSMISSION AND E-MAIL

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn:	Mr. Jay Ingram, Legal Branch Chief
Mr. Kamyar Daneshvar, Staff Attorney

Re:	Ekso Bionics Holdings, Inc.
Registration Statement on Form S-1
Filed May 7, 2014
File No. 333-195783

Ladies and Gentlemen:

On behalf of our client, Ekso Bionics Holdings, Inc., a Nevada corporation (the “Company”), we refer to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 22, 2014 (the “Comment Letter”), addressed to Mr. Nathan Harding, Chief Executive Officer of the Company, relating to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”). Set forth below are the Staff’s comments, indicated in bold, together with the responses thereto by the Company.

In addition, we hereby submit via EDGAR transmission Amendment No. 2 to the Registration Statement, with changes addressing the Staff’s comments as well as certain other changes. In order to expedite the Staff’s review, we have delivered separately to Mr. Ingram and Mr. Daneshvar a courtesy copy of Amendment No. 2, marked to show changes from the original Registration Statement.

General

1.	We note that the registration statement covers the resale of securities that you issued in a private placement while you were still a shell company, as that term is defined in our rules. As a result, your transaction appears to be an “at the market” primary offering of equity securities by or on behalf of the registrant under Rule 415(a)(4) of Regulation C. Because you do not qualify to conduct a primary offering “at the market,” please revise the terms of your offering to provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering, resales will be made on a prompt and continuous basis, and the selling shareholders will be identified as underwriters. If you do not believe the registration statement covers the resale of shell company shares, please explain why. See generally SEC Release No 33-8869 (2007).

Division of Corporation Finance

Securities and Exchange Commission

June 9, 2014

The Company was not still a shell company when the securities covered by the Registration Statement were issued. The first closing of the private placement offering (“PPO”) of the securities on January 15, 2014, occurred simultaneously with the closing of the reverse triangular merger among the Company, Ekso Bionics, Inc., and Ekso Acquisition Corp., pursuant to which the Company acquired the business of Ekso Bionics, Inc. Each closing was a condition precedent to the other.

The subscription agreement executed by the Company and the investors in the PPO, who are selling stockholders in the Registration Statement, stated, “The initial Closing [of the PPO] will not occur unless. . .the Merger shall have been effected (or is simultaneously effected).” The investors were not investing in, and would not have invested in, a shell company; they invested in the established business of Ekso Bionics, Inc., which commenced operations in 2005. The private placement memorandum (“PPM”) delivered to investors in the PPO stated, “The initial closing of the Offering will be conditioned upon a reverse triangular merger (the “Merger”) between a subsidiary of the Company and Ekso Bionics, Inc. . . .and certain other transactions described herein, pursuant to which Ekso [Bionics, Inc.] will become a wholly owned subsidiary of the Company. . . .” The PPM then described in detail the business and operations of Ekso Bionics, Inc.

At the time of the first Closing of the PPO, therefore, the Company had

•	total assets excluding cash and cash equivalents of approximately $5.8 million (based on the December 31, 2013, audited balance sheet included in the Registration Statement);

•	operations including

o	the design, manufacture, marketing, sale and servicing of robotic exoskeletons, with over 50 devices having been sold to rehabilitation centers and individuals,

o	a $1 million contract with United States Special Operations Command to develop design, build, test and deliver a next generation military exoskeleton prototype, and

o	a research and development services arrangement with Lockheed Martin Corporation to develop products for able-bodied exoskeleton applications, pursuant to which Lockheed has purchased approximately $6 million in non-recurring engineering services from Ekso Bionics, Inc.;

•	a 45,000-square-foot manufacturing and office facility; and

•	44 full-time employees.

Division of Corporation Finance

Securities and Exchange Commission

June 9, 2014

A shell company is defined in Rule 405 under the Securities Act of 1933 as “a registrant . . .that has: (1) No or nominal operations; and (2) Either: (i) No or nominal assets; (ii) Assets consisting solely of cash and cash equivalents; or (iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.” Clearly, at the time of the first closing of the PPO, the Company did not fall within this definition, as it had both more than nominal assets and more than nominal operations.

Additionally, 20,412,000 of the shares covered by the Registration Statement were issued in additional closings of the PPO that occurred between January 29, 2014, and February 6, 2014, after the consummation of the reverse merger.

Further, there is an established and active public trading market for the Company’s common stock. The average daily volume of trades over the past two months is approximately 50,000 shares, and the peak daily volume since trading commenced was over 1.5 million shares. Twenty broker-dealers make a market in the Company’s common stock.

In summary, the Company was not a shell company at the time of the issuance of any of the securities covered by the Registration Statement. Therefore, we respectfully submit that the offering described in the Registration Statement is not a primary offering of equity securities by or on behalf of the registrant, and accordingly the Company is entitled to register the securities for a secondary offering to be made on a continuous or delayed basis “at the market” in accordance with Rule 415(a)(1)(i) under the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

2.	Please revise the first and second footnotes to your exhibit list to reference the company’s Form 8-K filed on January 23, 2014 and Form 8-K/A filed on March 31, 2014, respectively. The current references to “January 23, 2013” and “March 31, 2013” appear incorrect [emphasis added].

The first and second footnotes to the exhibit list have been so corrected.

* * *

In addition, Amendment No. 2 includes the Company’s Unaudited Condensed Consolidated Financial Statements at March 31, 2014 and December 31, 2013, and for the three month periods ended March 31, 2014 and 2013, and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations.

* * *

Division of Corporation Finance

Securities and Exchange Commission

June 9, 2014

We believe that the changes in the accompanying Amendment No. 2 and the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter. If the Staff has any questions or comments with respect to the changes made to the Registration Statement by Amendment No. 2, please contact me at (212) 400-6910.

Sincerely yours,

/s/ Barrett S. DiPaolo
Barrett S. DiPaolo

cc:	Nathan Harding
Max Scheder-Bieschin
Adam S. Gottbetter